Filed by Penseco Financial Services Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Penseco Financial Services Corporation Commission File No. 000-23777

Penn

Security

Bank & Trust Est. 1902

Peoples PNB

Neighborhood Bank

Your Bank for Life.

Creating a Leading Community Bank

in Northeast Pennsylvania

July 2, 2013

We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Penseco Financial Services Corporation, Penn Security Bank & Trust Company or its subsidiaries (collectively, the “Company” or “we”) that are considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward- looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential”. For these statements, the Company claims the protection of the safe harbor for forward- looking statements contained in the PSLRA.

The Company cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. Such factors include, but are not limited to: prevailing economic and political conditions, particularly in our market area; credit risk associated with our lending activities; changes in interest rates, loan demand, real estate values and competition; changes in accounting principles, policies, and guidelines; changes in any applicable law, rule, regulation or practice with respect to tax or legal issues; and other economic, competitive, governmental, regulatory and technological factors affecting the Company’s operations, pricing, products and services and other factors that may be described in the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) from time to time.

In addition to these risks, acquisitions and business combinations—such as the business combination currently proposed with Peoples Financial Services Corp., present us with risks other than those presented by the nature of the business acquired. Acquisitions and business combinations may be substantially more expensive to complete than originally anticipated, and the anticipated benefits may be significantly harder—or take longer—to achieve than expected. As a regulated financial institution, our pursuit of attractive acquisition and business combination opportunities could be negatively impacted by regulatory delays or other regulatory issues. Regulatory and/or legal issues related to the pre-acquisition operations of an acquired or combined business may cause reputational harm to the Company following the acquisition or combination, and integration of the acquired or combined business with ours may result in additional future costs arising as a result of those issues.

The forward-looking statements are made as of the date of this presentation, and, except as may be required by applicable law or regulation, the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Any pro forma, estimated, or third party numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results.

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AGENDA

I.	Overview of the Merger—Transaction Assumptions
II.	Compelling Financial Metrics for Both Sets of Shareholders
III.	Financial Impact of the Merger
IV.	Strategic Benefits of the Merger
V.	Strategic Extension of Banking Franchise
VI.	Proforma Deposit & Loan Composition
VII.	Benefits for Our Region
VIII.	Time Frame
IX.	A Compelling Combination
X.	Questions and Answers
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I. OVERVIEW OF THE MERGER—TRANSACTION ASSUMPTIONS

Consideration	100% stock
Fixed exchange ratio of 1.3636 shares of Peoples for each share of Penseco
59.2% Penseco/40.8% Peoples
Pro Forma Ownership	Peoples
Legal Acquirer	Penseco
Accounting Acquirer	Penn Security to Merge into Peoples Neighborhood
Resulting Bank to be named Peoples Security Bank and Trust Company
Bank Merger/Name	Headquarters in Scranton, PA
IT & Deposit Operations in Hallstead, PA
Executive Offices	Peoples Chairman William E. Aubrey II to be Chairman of the Board
8 Penseco Directors/6 Peoples Directors
Board Composition	Penseco President & CEO Craig W. Best to be President & CEO
Management Composition	Peoples Scott Seasock to be Chief Financial Officer; other management positions combined from senior management of both banks
Required Approvals	Regulatory and shareholder approvals required
Targeted Closing	Fourth Quarter of 2013
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I. OVERVIEW OF THE MERGER—TRANSACTION ASSUMPTIONS

Expense Savings	$7.08 Million Pre-tax (15% of combined companies expenses)
90% achieved in 2014; 100% achieved by 2015
Merger Related Expenses	? $8.0 million pre-tax, $5.7 million after-tax
$14.8 million or 3.09% of Peoples credit portfolio
Loan Credit Discount
Significant revenue synergies have been identified, but are not yet
Revenue Enhancements	included in the Pro Forma
$4.0 million or .94% of Peoples core deposits
Core Deposit Intangible
Peoples dividend will be increased to $0.31 per quarter after close
Dividends
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II. COMPELLING FINANCIAL METRICS FOR BOTH SETS OF SHAREHOLDERS

EPS accretion in first 12 months of operation net of transaction cost. This does not yet include identified revenue synergies.

TBV dilution is less than one percent and is earned back within 12 to 24 months.

Penseco shareholders maintain same dividend payment.

Peoples shareholders receive dividend increase in excess of 30%.

III. FINANCIAL IMPACT OF THE MERGER

$ in Millions Penseco Peoples/Penseco Peoples Pro Forma (3)

Significant Increase in Size and Scale

Total Assets (1) $678 $930 $1,645

Total Loans (1) 480 636 1,107

Total Deposits (1) 583 741 1,329

Non-Interest Income as a % of Revenue (2) (3) 17.71% 25.75% 22.54%

Efficiency Ratio (%)(3) 54.05% 64.07% 52.8%

Key Performance Targets (3) (4)

ROAA (%) 1.20 to 1.40

ROATCE (%) 13.00 to 14.00

1	As of March 31, 2013
2	LTM March 31, 2013
3	90% cost save integration, no revenue synergies and pro forma excludes one-time merger charges.
4	First 12 months of operations.

IV. STRATEGIC BENEFITS OF THE MERGER

Increased Size and Scale

Creates a leading $1.6 billion community bank in the Northeastern PA and Binghamton, NY markets

Over $1.3 billion of pro forma deposits at a low cost

Increased scale can more easily absorb increasing regulatory and compliance cost

Combined company will have more earnings power after redundant costs are eliminated

Pro forma balance sheet is well positioned for a rising rate environment

Potential revenue synergies with no overlapping markets

Increased Potential to Capitalize on In-Organic Opportunities

16th largest bank by assets headquartered in Pennsylvania

Pro Forma TCE/TA of 10.40% at close of merger

Pro Forma indicates a strong liquidity profile

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Merger leverages experienced management from both organizations

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IV. STRATEGIC BENEFITS OF THE MERGER (con’t)

Diverse Revenue Stream

Fiduciary Trust Department will have access to Marcellus Shale activity

Fee income best practices will be implemented by both companies

Merchant service margins should increase as merchants are moved to Penn Security processing

Improved Shareholder Liquidity

Intend to list on NASDAQ at or as soon as practical after merger

Pro Forma market capitalization of $225 million currently qualifies for inclusion on the Russell Indices

Potential increase in institutional ownership may improve volume and may stabilize value

V. STRATEGIC EXTENSION OF BANKING FRANCHISE

People Neighborhood Bank

Penn Security Bank

Franchise now extends from the heart of the Marcellus Shale into the largest population center in the region (Scranton/Wilkes-Barre), where the combined company will rank 4th in deposit market share.

VI. PRO FORMA DEPOSIT COMPOSITION

Source: SNL Financial as of 12/31/2012.

Costs reflect last twelve months of interest expense. Effects of purchase accounting adjustments not shown.

VI. PRO FORMA LOAN COMPOSITION (con’t)

Source: SNL Financial as of 3/31/2013.

Effects of purchase accounting adjustments not shown. Yields reflect last twelve months of interest income. 1-Regulatory basis, also used in pro forma

VII. BENEFITS FOR OUR REGION

? Largest headquartered bank in NEPA — expected to have $1.6 billion in pro forma assets

? Major force in economic development for NEPA

Commerce—in 2012, the two companies collectively spent approximately $8.5 million with 965 local companies.

Employees—the new company is expected to employ approximately 383 banking professionals.

Contributions—in 2012, the two companies combined contributed approximately $763,000 to local charities and nonprofit organizations.

? Financing—in 2012, the two companies extended over $380 million in credit to local residents and business.

VIII . TENTATIVE TIME FRAME

June 28, 2013 Definitive Agreement signed and announced

4th Quarter, 2013 Expected regularly approval

4th Quarter, 2013 Penseco Shareholders vote

4th Quarter, 2013 Peoples Financial Services Corp. Shareholders vote

4th Quarter, 2013 Merger transaction closed

1st Quarter, 2013 Conversion completed

IX. A COMPELLING COMBINATION

Combined company has stronger financial metrics than either company on its own.

Creates sufficient size and scale to effectively compete.

Remains locally owned and community based.

Strong capital position and increased management depth provides means for additional inorganic opportunities.

Marcellus Shale provides potential for fiduciary revenue growth.

Combined company creates potential for increased shareholder liquidity.

Additional Information About the Merger:

Peoples Financial Services Corp. will be filing a registration statement, which will include a joint proxy statement/prospectus of Penseco Financial Services Corporation and peoples Financial Services Corp., and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s website, http://www.sec.gov/. In addition, documents filed with the SEC by Penseco Financial Services Corporation will be available free of charge by written request to Mr. Patrick M. Scanlon, Senior Vice President, Finance Division Head, Penn Security Bank & Trust Company, 150 North Washington Avenue, Scranton, Pennsylvania 18503 or oral request to Mr. Scanlon at (570)346-7741, extension 2316.

Documents filed with the SEC by Peoples Financial Services Corp., will be available free of charge by written request to Mr. Alan W. Dakey, President and CEO, or Mr. Scott A. Seasock, Senior Vice President and Chief Financial Officer, 82 Franklin Avenue, Hallstead, Pennsylvania 18822, or oral request to Mr. Dakey or Mr. Seasock at (570)879-0571.

The directors, executive officers, and certain other members of management and employees of Penseco Financial Services Corporation and Peoples Financial Services Corp. are participants in the solicitation of proxies in favor of the merger from the shareholders of Penseco Financial Services Corporation and Peoples Financial Services Corp. Information about the directors and executive officers of Penseco Financial Services Corporation is set forth in its Annual Report on Form 10-K filed on March 14, 2013 for the year ended December 31, 2012 (including the definitive proxy statement filed on April 1, 2013 and incorporated by reference therein). Additional information regarding the interests of such participants, as well as information about the directors and executive officers of Peoples Financial Services Corp., will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

This document is not an offer to sell shares of Peoples’ securities which may be issued in the proposed transaction. Such securities are offered only by means of the joint proxy statement prospectus referred to above.